Exhibit 99.1

St. John's, NL – September 19, 2023

FORTIS INC. ANNOUNCES NEW $25 BILLION FIVE YEAR CAPITAL OUTLOOK AND 4.4% INCREASE IN FOURTH QUARTER DIVIDEND MARKING 50 YEARS OF DIVIDEND INCREASES

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2024-2028 outlook1.

Highlights

•	2024-2028 capital plan of $25.0 billion, representing 6.3% rate base growth; up $2.7 billion from 2023-2027 five-year plan
•	Growth largely driven by investments in transmission in the U.S. Midwest and resource transition plan in Arizona
•	Fourth quarter common share dividend increasing by 4.4%, will mark 50 years of consecutive increases in dividends paid
•	Annual dividend growth guidance of 4-6% extended to 2028

"Our Board of Directors declared a fourth quarter dividend representing a 4.4% increase that will mark 50 years of consecutive increases in dividends paid," said David Hutchens, President and CEO, Fortis Inc. "This makes Fortis one of only two companies listed on the Toronto Stock Exchange to reach this significant milestone."

"Our sustainable regulated growth strategy is focused on delivering cleaner energy that remains affordable and reliable for our customers while supporting annual dividend growth of 4-6% through 2028,” said Mr. Hutchens.

New Five-Year Capital Plan

Today the Corporation announced its new 2024-2028 capital plan of $25.0 billion, the largest in the Corporation’s history, and $2.7 billion higher than the previous five-year plan. The increase is supported by the Inflation Reduction Act of 2022, and largely reflects regional transmission projects at ITC associated with tranche one of the Midcontinent Independent System Operator long-range transmission plan, as well as investments in Arizona to support Tucson Electric Power’s exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development are also driving growth across our entire footprint.

The five-year capital plan is low risk and highly executable, with nearly 100% regulated investments and 18% relating to major capital projects. Approximately 27% of the five-year capital plan is allocated to cleaner energy investments focused on connecting renewables to the grid, renewable and storage investments in Arizona and the Caribbean, and cleaner fuel solutions in British Columbia. The Corporation's $25.0 billion five-year capital plan is expected to increase midyear rate base from $36.8 billion in 2023 to $49.4 billion by 2028, translating into a five-year compound annual growth rate of 6.3% on a constant foreign exchange basis. The plan maintains a focus on customer affordability, while ensuring reliable and resilient energy delivery service as the Corporation transitions to a cleaner energy future.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated debt. Common equity proceeds are expected to be sourced from the Corporation's dividend reinvestment plan and an at-the-market common equity program.

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Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the Midcontinent Independent System Operator, Inc. long-range transmission plan; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

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[1]	All information referenced is presented in Canadian dollars unless otherwise specified.

Dividends and Dividend Guidance

The Board of Directors of Fortis declared a common share dividend of $0.59 per share on the issued and outstanding fully paid common shares of the Corporation, representing an approximate 4.4% increase in the quarterly dividend, payable on December 1, 2023 to the common Shareholders of Record at the close of business on November 17, 2023, marking 50 consecutive years of increased dividends.

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
2.	$0.3826875 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
4.	$0.406571 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023;
7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023; and
8.	$0.59 per share on the Common Shares of the Corporation, payable on December 1, 2023 to the Shareholders of Record at the close of business on November 17, 2023.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

Fortis expects its long-term growth in rate base will drive earnings that support annual dividend growth. The Corporation’s annual dividend growth guidance of 4-6% has been extended one year through 2028 and is premised on the assumptions listed under "Forward-Looking Information".

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11.0 billion and total assets of $64 billion as at June 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, 10 U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024-2028, including cleaner energy investments; forecast rate base and rate base growth through 2028; targeted annual dividend growth through 2028; the expectation that the funding plan will support investment-grade credit ratings and will provide flexibility as the Corporation pursues incremental growth opportunities; the impact of the Inflation Reduction Act on the capital plan; the nature, timing and benefits of certain capital projects, including ITC LRTP Tranche 1 and further interconnection investments, generation investments in Arizona to support the TEP's Integrated Resource Plan, climate adaptation and grid resiliency investments, and customer growth and economic development; the expectation to exit coal by 2032; the expected sources of funding for the capital plan; the expectation that long-term growth in rate base will drive earnings, support dividend growth and reduce the dividend payout ratio over time to be in line with historical levels; and the expectation that the dividend growth guidance will provide flexibility to fund more capital with internally generated funds.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and persistent inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Investor Day Webcast to Discuss New Five-Year Outlook

A webcast will be held today, September 19, 2023, with a formal presentation scheduled from 10:00 a.m. to 12:00 p.m. NDT (8:30 a.m. to 10:30 a.m. EDT). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer and executives from certain subsidiaries will provide an update on operations, recent developments and the strategic outlook for 2024 to 2028.

Shareholders, analysts, members of the media and other interested parties are invited to participate in the webcast. A live and archived webcast of the event will be available on the Corporation's website at www.fortisinc.com.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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